Filed by Dril-Quip, Inc. pursuant to

Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Dril-Quip, Inc.

Commission File No.: 001-13439

Innovex Downhole Solutions, Inc.

Dril-Quip Urges Stockholders to Vote “FOR” Merger with Innovex TODAY

Transaction is immediately and significantly accretive on all core metrics to Dril-Quip stockholders and will materially enhance Dril-Quip’s strategic positioning

Dril-Quip Board unanimously recommends stockholders vote “FOR” transaction at the special meeting on September 5, 2024

HOUSTON—(BUSINESS WIRE)—Sept. 4, 2024—The Dril-Quip, Inc. (NYSE: DRQ) (“Dril-Quip” or the “Company”) Board of Directors unanimously recommends and urges Dril-Quip stockholders to vote “FOR” the proposed merger with Innovex Downhole Solutions, Inc. (“Innovex”) and each of the proposals to be considered at the special meeting on Thursday, September 5, 2024, at 9:30 a.m. Central Time.

The merger of Dril-Quip and Innovex is immediately and significantly accretive on all core metrics to Dril-Quip stockholders and offers the following strategic merits:

•	Positions the Company with a scaled and diversified global market presence

•	Establishes a curated portfolio of complementary, mission-critical products

•	Enables key market expansion through cross-selling and accelerated penetration – lower 48, Canada, Saudi Arabia and global offshore

•	Unlocks significant and achievable cost synergies of approximately $30 million per year

•	Improves earnings stability, resilience and growth

•	Maintains a net cash position for future investment and acquisitions

•	Facilitates best-in-class practices and leadership from the respective companies

Dril-Quip stockholders who have any questions concerning the merger or the proxy statement/prospectus or would like assistance in voting their shares of Dril-Quip common stock, please contact Dril-Quip’s proxy solicitor:

Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

About Dril-Quip

Dril-Quip is a leading developer, manufacturer and provider of highly engineered equipment and services for the global offshore and onshore oil and gas industry.

About Innovex Downhole Solutions, Inc.

Innovex designs, manufactures, and installs mission-critical drilling & deployment, well construction, completion, production, and fishing & intervention solutions to support upstream onshore and offshore activities worldwide.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained herein relating to future operations and financial results or that are otherwise not limited to historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, including, but not limited to, those related to projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Dril-Quip’s and Innovex’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and free cash flow, accretion, business and expansion opportunities, plans and amounts of any future dividends or return of capital to stockholders and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (OPEC) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be a required approval for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues, the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger, including a supplement to the Proxy Statement/Prospectus on August 26, 2024. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

Investor Relations:

Erin Fazio, Director of Corporate Finance

erin_fazio@dril-quip.com

Dril-Quip

Media Relations:

Sydney Isaacs / Chuck Dohrenwend

Sydney.Isaacs@h-advisors.global /  Chuck.Dohrenwend@h-advisors.global

H/Advisors Abernathy

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